DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Tactical Air Defense Services, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article IV is restated in its entirety to be and read: Section 4.01 The total number of shares of stock which the Corporation shall have authority to issue is Three Hundred Fifty Million (350,000,000), of which Three Hundred Million (300,000,000) are common stock, par value $.001 per share and Fifty Million (50,000,000) are preferred stock, par value $.001 per share.

Notwithstanding the foregoing, these Articles hereby vest the board of directors of the Corporation with such authority as may be necessary to prescribe such classes, series and numbers of each class or series of stock. In addition the board is hereby vested with such authority as may be necessary to prescribe the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock created. (continued on Exhibit A)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:______________.*

4. Effective date of filing (optional): ______________
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ______________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 09/29/05

NV009 - 12/12/2005 C T System Online

EXHIBIT A

All classes of stock may be issued from time to time without action by the  Stockholders.

Authority is hereby expressly vested in the board of directors of the corporation, subject to the provisions of this Article IV and to the limitations prescribed by law, to authorize the issue from time to time of one or more series of preferred stock and with respect to each such series to fix by resolution or resolutions adopted by the affirmative vote of a majority of the voting powers, full or limited, if any, of the shares of such series, the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of the board of directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(a) The number of shares constituting the series and the designation of such series;

(b) The dividend rate on the shares of such series, the conditions and dates upon which  such dividends shall be payable, the relation which such dividends shall bear to the  dividends payable on any other class or classes or series of the corporation's capital  stock, and whether such dividends shall be cumulative or non-cumulative;

(c) Whether the shares of such series shall be subject to redemption by the corporation at the option of either the corporation or the holder or both or upon the happening of a  specified event, and, if made subject to any such redemption, the times or events,  prices and other terms and conditions of such redemption;

(d) The terms and amount of any sinking fund provided for the purchase or redemption  of the shares of such series;

(e) Whether or not the shares of such series shall be convertible into or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of the corporation's capital stock, and, if provision be made for conversion or exchange, the times or events, prices, rates adjustments, and other terms and conditions of such conversions or exchanges;

(f) The restrictions, if any, on the issue or reissue of any additional preferred stock;

(g) The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h) The provisions as to voting, optional and/or other special rights and preferences, if  any.

Dividends on outstanding shares of preferred stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of preferred stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

Article X. of the Certificate Incorporation is hereby restated its entirety to be as read as follows:

“No Preemptive Rights. Unless otherwise determined by the board of directors, holders of the stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the corporation, nor to any right of subscription thereto.”